UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2018

Commission File Number: 001-36298

GeoPark Limited

(Exact name of registrant as specified in its charter)

Nuestra Señora de los Ángeles 179

Las Condes, Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GEOPARK LIMITED

TABLE OF CONTENTS

ITEM

1.	Press Release dated May 7, 2018 “GeoPark Reports First Quarter 2018 Results”

2.	GeoPark Limited Interim Condensed Consolidated Financial Statements and Explanatory Notes For the three-months period ended 31 March 2017 and 2018

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited

By:	/s/ Andrés Ocampo
	Name:	Andrés Ocampo
	Title:	Chief Financial Officer

Date: May 7, 2018

FOR IMMEDIATE DISTRIBUTION

GEOPARK REPORTS FIRST QUARTER 2018 RESULTS

MORE OIL AND GAS, MORE CASH INCOME, MORE ACREAGE, AND HIGHER 2018 TARGETS

London – May 7, 2018 - GeoPark Limited (“GeoPark” or the “Company”) (NYSE: GPRK), a leading independent Latin American oil and gas explorer, operator and consolidator with operations and growth platforms in Colombia, Peru, Argentina, Brazil, and Chile reports its consolidated financial results for the three-month period ended March 31, 2018 (“First Quarter” or “1Q2018”).

A conference call to discuss 1Q2018 Financial Results will be held on Tuesday May 8, 2018 at 10:00 am Eastern Daylight Time.

All figures are expressed in US Dollars and growth comparisons refer to the same period of the prior year, except when specified. Definitions and terms used herein are provided in the Glossary at the end of this document. This release does not contain all of the Company’s financial information. As a result, this release should be read in conjunction with GeoPark’s consolidated financial statements and the notes to those statements for the period ended March 31, 2018, available on the Company’s website.

FIRST QUARTER 2018 HIGHLIGHTS

Stronger Oil and Gas Production Growth

•	Consolidated oil and gas production up 28% to 32,195 boepd (up 5% compared to 4Q2017)

•	Oil production increased by 33% to 27,345 bopd (up 8% compared to 4Q2017)

•	Colombian oil production increased by 37% to 26,303 bopd (up 8% compared to 4Q2017)

•	Gas production increased by 3% to 29.1 mmcfpd (down 9% compared to 4Q2017)

•	Current production of 35,000 boepd, including new production from Argentina acquisition

•	Operating three drilling rigs in the Llanos 34 block (GeoPark operated, 45% WI), and during May drilling Tigui 1, testing Chachalaca Sur 1 and drilling Yaguasito (GeoPark operated, Tiple acreage, 85% WI) exploration wells

Stronger Revenues, Adjusted EBITDA, Cash Flow and Net Income

•	Revenues increased by 86% to $123.9 million

•	Adjusted EBITDA increased by 63% to $63.3 million

•	Cash flow from operating activities of $60.7 million

•	Net Income increased more than four times to $24.9 million

Stronger Capital and Cost Efficiencies

•	Operating costs of $7.2 per boe /Colombia $5.4 per boe /Llanos 34 $4.1 per boe

•	Operating netback/capital expenditure ratio of 3.7x

Stronger Balance Sheet and Credit Rating

•	Cash in hand of $120.4 million, and following payment of Argentina acquisition, interest payments and work program capital expenditures

•	Net debt to Adjusted EBITDA ratio decreased from 2.6x to 1.5x

•	Interest coverage ratio increased to 7.2x from 3.4x

•	Second credit upgrade to B+ from Fitch, following previous upgrade from S&P

Stronger Latin American Asset Platform

•	Announced a strategic Latin American acquisition partnership with ONGC – India’s national oil company

•	Closing of low-cost, cash flow producing acquisition with development and exploration potential in the prolific Neuquen basin

Stronger Market Liquidity

•	Increased average daily stock trading volume to approximately $2.8 million in the past three months and $4.7 million per day in the past month.

Stronger 2018 Work Program

•	2018 work program increased to $140-150 million, targeting increased organic production growth of 20-25%, in line with the November 2017 guidance under Brent oil prices above $60/bbl

•	Adding in production from the new acquisition in Argentina, 2018 consolidated production is expected to further increase to an average 35,500-36,500 boepd, representing approximately 25-30% production growth, and targeting exit production of 38,000-39,000 boepd

James F. Park, Chief Executive Officer of GeoPark said: “Our Company is flying into 2018 with continued record growth in the first quarter backed by climbing oil and gas production, multiplying cash generation and a big bottom line. We also added new attractive acreage and a powerful new long-term partner. With our increased performance and stronger oil price environment, GeoPark set our performance targets higher for 2018 with an accelerated work program, which is still funded from our own cash flow.”

CONSOLIDATED OPERATING PERFORMANCE

The table below sets forth key performance indicators for 1Q2018 compared to 4Q2017 and 1Q2017:

Key Indicators	1Q2018	4Q2017	1Q2017
Oil production[a] (bopd)	27,345	25,341	20,487
Gas production (mcfpd)	29,101	31,876	28,152
Average net production (boepd)	32,195	30,654	25,180
Brent oil price ($ per bbl)	67.3	61.5	54.7
Combined price ($ per boe)	44.7	39.7	32.6
⁻ Oil ($ per bbl)	48.6	43.0	34.3
⁻ Gas ($ per mcf)	5.4	5.2	5.2
Sale of crude oil ($ million)	111.0	92.2	54.5
Sale of gas ($ million)	12.8	14.1	12.2
Revenue ($ million)	123.9	106.3	66.7
Commodity Risk Management Contracts ($ million)	-3.9	-18.4	5.4
Production & Operating Costs[b] ($ million)	-34.1	-30.5	-17.6
G&G, G&Ac and Selling Expenses ($ million)	-15.2	-14.8	-10.2
Adjusted EBITDA ($ million)	63.3	55.2	38.8
Adjusted EBITDA ($ per boe)	22.9	20.6	19.0
Operating Netback ($ per boe)	28.5	26.1	24.0
Profit (loss) ($ million)	24.9	-3.4	5.8
Capital Expenditures ($ million)	21.4	25.3	23.5
Acquisition of Argentina ($ million)	36.4	15.6	-
Cash and cash equivalents ($ million)	120.4	134.8	70.3
Short-term financial debt ($ million)	0.8	7.7	32.2
Long-term financial debt ($ million)	418.7	418.5	309.5
Net debt ($ million)	299.1	291.4	271.4
a)	Includes government royalties paid in kind in Colombia for approximately 930, 881 and 608 bopd in 1Q2018, 4Q2017 and 1Q2017 respectively. No royalties were paid in kind in Chile and Brazil.

b)	Production and Operating costs include operating costs and royalties paid in cash.

c)	G&A expenses include $0.6 million, $0.7 million and $0.8 million for 1Q2018, 4Q2017 and 1Q2017, respectively, of (non-cash) share-based payments that are excluded from the Adjusted EBITDA calculation.

2

Production: Colombian oil contributed significantly to overall oil and gas production which grew by 28% to a record of 32,195 boepd in 1Q2018 from 25,180 boepd in 1Q2017. New production from successful appraisal and development drilling in both Tigana North, and the southern part of Jacana, contributed most to the increase. On a consolidated basis, gas production increased by 3% compared to 1Q2017.

For further detail, please refer to 1Q2018 Operational Update published on April 11, 2018.

Reference and Realized Oil Prices: Brent crude oil price averaged $67.3 per bbl during 1Q2018, and the consolidated realized oil sales price averaged $48.6 per bbl in 1Q2018, representing a 13% increase from $43.0 per bbl in 4Q2017 and a 41% increase from $34.3 per bbl in 1Q2017. Differences between reference and realized prices are a result of commercial and transportation discounts as well as the Vasconia price differential in Colombia, which averaged $4.1 per bbl in 1Q2018, $4.0 in 4Q2017 and $5.2 per bbl in 1Q2017. Commercial and transportation discounts in Colombia averaged $15.0 per bbl in 1Q2018, $14.9 per bbl in 4Q2017 and $15.2 per bbl in 1Q2017.

The Company is continuously working to improve realized oil prices, including the ongoing negotiation of existing conditions with off-takers. In Colombia, the construction of a flowline and related facilities in the Llanos 34 block is already underway and is expected to continue improving current commercial and transportation discounts.

The table below provides a breakdown of reference and net realized oil prices in Colombia and Chile in 1Q2018:

1Q2018 - Realized Oil Prices ($ per bbl)	Colombia	Chile
Brent oil price	67.3	67.3
Vasconia differential	(4.1)	(9.8)
Commercial and transportation discounts	(15.0)	-
Realized oil price	48.2	57.5
Weight on oil sales mix	97%	3%

Revenue: Consolidated revenues increased by 86% to $123.9 million in 1Q2018, compared to $66.7 million in 1Q2017. The increase was mainly due to the combination of higher realized prices and higher deliveries.

Sale of crude oil: Consolidated oil revenues increased by 104% to $111.0 million in 1Q2018, driven mainly by a 41% increase in realized oil prices and a 43% in oil deliveries (compared to 1Q2017). Oil revenues represented 90% of total revenues compared to 82% in 1Q2017.

•	Colombia: In 1Q2018, oil revenues increased by 96% to $106.5 million mainly due to higher realized prices and increased deliveries. Realized oil prices increased by 41% to $48.2 per bbl, in line with higher Brent prices and to a lesser extent, to a smaller discount for the Vasconia marker. Oil deliveries increased by 39% to 25,523 bopd.

Colombian earn-out payments (deducted from Colombian oil revenues) increased to $4.3 million in 1Q2018, compared to $2.4 million in 1Q2017, in line with higher oil revenues and increased production.

•	Chile: In 1Q2018, oil revenues amounted to $4.2 million, resulting from a $57.5 per bbl realized prices and oil deliveries of 820 bopd. In 1Q2017, no oil revenues were recorded due to negotiations with ENAP. As a result, Chilean oil production was recorded as inventories at March 31, 2017, and subsequently delivered to ENAP in May 2017.

Sale of gas: Consolidated gas revenues increased by 5% to $12.8 million in 1Q2018 compared to $12.2 million in 1Q2017, following a 3% increase in gas prices and a 2% increase in gas deliveries.

•	Chile: In 1Q2018, gas revenues remained flat at $4.8 million reflecting higher gas prices, offset by lower gas deliveries. Gas prices increased by 15% to $5.1 per mcf ($30.6 per boe) in 1Q2018, in line with increased methanol prices. Gas deliveries decreased by 14% to 10,437 mcfpd (1,740 boepd).

3

•	Brazil: In 1Q2018, gas revenues increased by 7% to $7.7 million, mainly due to higher gas deliveries as gas prices were lower. Gas deliveries increased by 11% to 15,100 mcfpd (2,517 boepd), due to a recovery in industrial demand in the northeast of the country. Gas prices decreased by 4% to $5.7 per mcf ($33.9 per boe), in line with a 4% devaluation of the local currency.

Commodity risk management contracts: GeoPark uses hedge contracts to manage risks and reduce its exposure to oil price volatility and protect the base case work program.

For the period ending March 31, 2018, GeoPark realized $10.6 million in lower net revenues from certain hedge contracts in place that had a floor of $50-53/bbl and a ceiling of $55-65/bbl Brent. In accordance with accounting rules, these reduced revenues are adjusted by the change in the value of future contracts and recorded as a $3.9 million loss.

For details regarding current contracts in place, please refer to Commodity Risk Management Contracts below, or see Note 4 of GeoPark’s consolidated financial statements for the period ended March 31, 2018, available on the Company’s website.

Production and Operating Costs1: Consolidated operating costs per barrel were $7.2 in 1Q2018, lower than the $7.3 per bbl in 4Q2017, but higher than the $6.2 per bbl in 1Q2017. The operating costs in 1Q2017 were approximately $1 lower than normal because Chilean oil production was recorded as inventory while negotiations with ENAP were completed.

Consolidated operating costs increased by $7.2 million to $19.9 million in 1Q2018 compared to 1Q2017, reflecting higher Colombian sales volumes and the reopening of mature oil fields with higher operating costs.

The following is a breakdown of operating costs by country:

•	Colombia: Operating costs per boe increased by 12% to $5.4 per boe in 1Q2018 compared to $4.8 per boe in 1Q2017. The increase was due to the marginal costs of reopening mature oil fields which have higher operating costs per barrel compared to the rest of the Llanos 34 block (of approximately $4.1 per boe). The latter, in conjunction with a 39% increase in volumes sold, raised overall operating costs by $4.5 million to $12.4 million in 1Q2018 compared to $7.9 million in 1Q2017. However, relative to the 4Q2017, operating costs per boe decreased by 13%.

•	Chile: Operating costs increased by $2.7 million to $5.4 million in 1Q2018 from $2.6 million in 1Q2017. Increased operating costs in 1Q2018 resulted from increased sales volumes and a higher share of oil in the sales mix. Compared to 4Q2017, operating costs increased by only 2% or $0.2 million from $5.2 million in 4Q2017. Operating costs per boe were $23.3.

•	Brazil: Operating costs decreased by 26% to $1.6 million in 1Q2018 from $2.2 million in 1Q2017, mainly due to one-time maintenance costs in Manati that negatively impacted 1Q2017 figures. Operating costs per boe decreased to $7.0 per boe from $10.5 in 1Q2017.

Consolidated royalties increased by $9.4 million to $14.1 million in 1Q2018, mainly due to a combination of increased volumes, realized prices and the “high price” royalty in the Jacana oil field as production passed the 5 million-barrel mark in the second quarter of 2017.

Selling Expenses: Consolidated selling expenses decreased to $0.3 million in 1Q2018 compared to $0.4 million in 1Q2017.

Administrative, Geological & Geophysical Expenses: Consolidated G&A and G&G expenses increased to $14.8 million in 1Q2018, compared to $9.7 million in 1Q2017, due to an increased scale of operations and the continuous investment in human capital. Consolidated G&A and G&G costs per boe increased to $5.6 per boe in 1Q2018 (vs $5.0 per boe in 1Q2017). Additionally, G&A and G&G costs per boe remained slightly flat compared to $5.5 per boe in 4Q2017.

1 Production and Operating Costs = Operating Costs plus Royalties

4

Adjusted EBITDA: Consolidated Adjusted EBITDA2 surged by 63% to $63.3 million, or $22.9 per boe, in 1Q2018 compared to $38.8 million, or $19.0 per boe, in 1Q2017, mainly driven by the combination of increased production levels and higher realized oil prices.

•	Colombia: Adjusted EBITDA of $61.9 million in 1Q2018

•	Chile: Adjusted EBITDA of $1.7 million in 1Q2018

•	Brazil: Adjusted EBITDA of $5.0 million in 1Q2018

•	Corporate, Argentina and Peru: Adjusted EBITDA of negative $5.2 million in 1Q2018

The table below shows production, volumes sold and the breakdown of the most significant components of Adjusted EBITDA for 1Q2018 and 1Q2017, on a per country and per boe basis:

Adjusted EBITDA/boe	Colombia		Chile		Brazil		Total
	1Q18	1Q17	1Q18	1Q17	1Q18	1Q17	1Q18	1Q17
Production (boepd)	26,405	19,330	2,873	3,351	2,775	2,499	32,195	25,180
Stock variation /RIK[a]	(783)	(955)	(313)	(1,314)	(217)	(204)	(1,411)	(2,473)
Sales volume (boepd)	25,622	18,375	2,560	2,037	2,558	2,295	30,784	22,707
% Oil	99.6%	100%	32%	0%	2%	2%	86%	81%
($ per boe)
Realized oil price	48.2	34.3	57.5	-	74.6	59.5	48.6	34.3
Realized gas price[b]	34.6	-	30.6	26.5	33.9	35.4	32.5	31.6
Earn-out	(2.0)	(1.4)	-	-	-	-	(1.6)	(1.1)
Combined Price	46.3	32.9	39.2	26.5	34.5	35.8	44.7	32.6
Realized Commodity Risk Management Contracts	(4.6)	0.1	-	-	-	-	(3.8)	0.1
Operating costs	(5.4)	(4.8)	(23.3)	(14.3)	(7.0)	(10.5)	(7.2)	(6.2)
Royalties in cash	(5.6)	(2.4)	(1.6)	(0.8)	(3.1)	(3.1)	(5.1)	(2.3)
Selling & other expenses	(0.1)	0.1	(0.6)	(1.1)	-	-	(0.1)	(0.1)
Operating Netback/boe	30.7	25.8	13.8	10.4	24.4	22.2	28.5	24.0
G&A, G&G							(5.6)	(5.0)
Adjusted EBITDA/boe							22.9	19.0
a)	RIK (Royalties in kind). Includes royalties paid in kind in Colombia for approximately 930 and 608 bopd in 1Q2018 and 1Q2017 respectively. No royalties were paid in kind in Chile and Brazil.

b)	Conversion rate of $mcf/$boe=1/6.

Depreciation: Consolidated depreciation charges increased by 25% to $19.7 million in 1Q2018, compared to $15.7 million in 1Q2017, due to higher volumes sold. On a per barrel basis, however, depreciation costs decreased by 8% to $7.1 per boe due to drilling successes and increased reserves.

Write-off of unsuccessful exploration efforts: Consolidated write-off of unsuccessful exploration efforts was $1.8 million in 1Q2018. Amounts recorded in 1Q2018 mainly correspond to unsuccessful exploration efforts in the Potiguar basin in Brazil.

Other Income (Expenses): Other operating charges amounted to an $0.8 million gain in 1Q2018, compared to $0.5 million loss in 1Q2017.

2 See “Reconciliation of Adjusted EBITDA to Profit (Loss) Before Income Tax and Adjusted EBITDA per boe” included in this press release.

5

CONSOLIDATED NON-OPERATING RESULTS AND PROFIT FOR THE PERIOD

Financial Expenses: Net financial costs decreased to $8.5 million in 1Q2018, compared to $9.2 million in 1Q2017, due to lower bank charges and interest costs.

Foreign Exchange: Net foreign exchange charges amounted to a $1.7 million loss in 1Q2018 compared to a $2.9 million gain in 1Q2017, due to the devaluation of the Brazilian real and its impact on US dollar denominated net intercompany debt. In addition, the Colombian peso appreciated by 5% impacting net local currency liabilities.

Income Tax: Income tax expenses were $15.0 million in 1Q2018 as compared to a $16.0 million in 1Q2017.

Net Income: Net income increased by 4.3x $24.9 million in 1Q2018 compared to $5.8 million in 1Q2017.

BALANCE SHEET

Cash and Cash Equivalents: Cash and cash equivalents totaled $120.4 million as of March 31, 2018. Year-end 2017 cash and cash equivalents were $134.8 million. The difference reflects cash used in investing activities of $57.8 million, cash used in financing activities of $17.2 million, and cash generated from operating activities of $60.7 million.

Cash used in investing activities of $57.8 million includes capital expenditures related to development, appraisal and exploration activities of $21.4 million, allocated predominantly to Colombia, and $36.4 million related to payment of outstanding amounts for the acquisition of Aguada Baguales, El Porvenir and Puesto Touquet blocks in the Neuquen basin in Argentina.

Cash used in financing activities of $17.2 million was composed of $13.8 million in interest payments and $3.4 million for the dividend distribution to the non-controlling interest, LGI.

The agreement with LG International Corp (LGI) in Colombia allows GeoPark to earn back up to 12% equity participation at the Colombian subsidiary level in accordance with the performance of the project. GeoPark expects to pay an additional $4-5 million dividend to LGI, which would allow the Company to earn back an initial 4%, after which the LGI non-controlling interest in Colombia would be reduced from the initial 20% to 16%.

Financial Debt: Total financial debt (net of issuance costs) was $419.5 million, including the $425 million 2024 notes (“2024 Notes”) issued in September 2017. Short-term debt was $0.8 million.

FINANCIAL RATIOSa

($ million)

At period-end	Financial Debt	Cash and Cash Equivalents	Net Debt	Net Debt/LTM Adj. EBITDA[b]	LTM Interest Coverage[c]
1Q2017	341.7	70.3	271.4	2.6x	3.4x
2Q2017	346.3	77.0	269.3	2.2x	4.1x
3Q2017	420.4	135.2	285.2	1.9x	5.3x
4Q2017	426.2	134.8	291.4	1.7x	6.3x
1Q2018	419.5	120.4	299.1	1.5x	7.2x

a)	Based on trailing last twelve months financial results.

b)	LTM adj. EBITDA was $200.3 million as of March 31, 2018.

c)	LTM interest expense was $27.6 million as of March 31, 2018

Covenants on 2024 Notes: The indenture governing the 2024 Notes includes incurrence test covenants that require the net debt to adjusted EBITDA ratio be lower than 3.5 times and the adjusted EBITDA to interest ratio higher than two times until September 2019. Failure to comply with the incurrence test covenants would not trigger an event of default. As of the date of this release the Company is in compliance with all provisions and covenants.

6

COMMODITY RISK OIL MANAGEMENT CONTRACTS

The Company has the following commodity risk management contracts (reference ICE Brent) in place as of the date of this release:

Period	Type	Volume (bopd)	Contract terms ($ per bbl)
			Purchased Put	Sold Put	Sold Call
2Q2018	Zero cost collar Zero cost 3-way Zero cost 3-way Zero cost 3-way	5,000 3,000 2,000 4,000	52.0 52.0 53.0 55.0	- 42.0 43.0 45.0	58.3-60.0 59.5-59.6 64.6 77.2-77.5
Total: 14,000
3Q2018	Zero cost 3-way Zero cost 3-way	5,000 4,000 Total: 9,000	53.0 55.0	43.0 45.0	69.0 77.2-77.5
4Q2018	Zero cost 3-way	4,000 Total: 4,000	55.0	45.0	77.2-77.5

For further details, please refer to Note 4 of GeoPark’s consolidated financial statements for the period ended March 31, 2018, available on the Company’s website.

7

SELECTED INFORMATION BY BUSINESS SEGMENT

(UNAUDITED)

Colombia	1Q2018	1Q2017
Sale of crude oil ($ million)	106.5	54.3
Sale of gas ($ million)	0.3	0.2
Revenue ($ million)	106.8	54.4
Production and Operating Costs[a] ($ million)	-25.4	-11.9
Adjusted EBITDA ($ million)	61.9	38.1
Capital Expenditures[b] ($ million)	17.9	19.2

Chile	1Q2018	1Q2017
Sale of crude oil ($ million)	4.2	0.0
Sale of gas ($ million)	4.8	4.8
Revenue ($ million)	9.0	4.8
Production and Operating Costs[a] ($ million)	-5.8	-2.8
Adjusted EBITDA ($ million)	1.7	0.3
Capital Expenditures[b] ($ million)	0.0	1.5

Brazil	1Q2018	1Q2017
Sale of crude oil ($ million)	0.3	0.2
Sale of gas ($ million)	7.7	7.2
Revenue ($ million)	8.0	7.4
Production and Operating Costs[a] ($ million)	-2.3	-2.8
Adjusted EBITDA ($ million)	5.0	3.8
Capital Expenditures[b] ($ million)	1.3	2.1

a)	Production and Operating = Operating Costs + Royalties.

b)	The difference with the reported figure in Key Indicators table corresponds mainly to capital expenditures in Argentina and Peru.

8

CONSOLIDATED STATEMENT OF INCOME

(UNAUDITED)

(In millions of $)	1Q2018	1Q2017

REVENUE
Sale of crude oil	111.0	54.5
Sale of gas	12.8	12.2
TOTAL REVENUE	123.9	66.7
Commodity risk management contracts	-3.9	5.4
Production and operating costs	-34.1	-17.6
Geological and geophysical expenses (G&G)	-2.2	-1.2
Administrative expenses (G&A)	-12.6	-8.5
Selling expenses	-0.4	-0.4
Depreciation	-19.7	-15.7
Write-off of unsuccessful efforts	-1.8	-
Other operating	0.8	-0.5
OPERATING PROFIT	50.0	28.1

Financial costs, net	-8.5	-9.2
Foreign exchange (loss) gain	-1.7	2.9
PROFIT BEFORE INCOME TAX	39.8	21.8

Income tax	-15.0	-16.0
PROFIT FOR THE PERIOD	24.9	5.8
Non-controlling interest	6.4	2.2
ATTRIBUTABLE TO OWNERS OF GEOPARK	18.4	3.6

9

SUMMARIZED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(In millions of $)	Mar '18	Dec '17
	(Unaudited)	(Audited)
Non-Current Assets
Property, plant and equipment	570.4	517.4
Other non-current assets	57.3	53.8
Total Non-Current Assets	627.8	571.2

Current Assets
Inventories	9.7	5.7
Trade receivables	14.5	19.5
Other current assets	47.6	54.9
Cash at bank and in hand	120.4	134.8
Total Current Assets	192.2	215.0

Total Assets	820.0	786.2

Equity
Equity attributable to owners of GeoPark	104.0	84.9
Non-controlling interest	45.0	41.9
Total Equity	149.0	126.8

Non-Current Liabilities
Borrowings	418.7	418.5
Other non-current liabilities	78.8	74.5
Total Non-Current Liabilities	497.5	493.0

Current Liabilities
Borrowings	0.8	7.7
Other current liabilities	172.7	158.6
Total Current Liabilities	173.5	166.3
Total Liabilities	671.0	659.3
Total Liabilities and Equity	820.0	786.2

SUMMARIZED CONSOLIDATED STATEMENT OF CASH FLOWS

(UNAUDITED)

(In millions of $)	1Q2018	1Q2017

Cash flows from operating activities	60.7	45.2
Cash flows used in investing activities	-57.8	-23.5
Cash flows used in financing activities	-17.2	-23.8

10

RECONCILIATION OF ADJUSTED EBITDA TO PROFIT (LOSS) BEFORE INCOME TAX

(UNAUDITED)

1Q2018 (In millions of $)	Colombia	Chile	Brazil	Other(a)	Total
Adjusted EBITDA	61.9	1.7	5.0	-5.2	63.3
Depreciation	-11.0	-5.8	-2.8	-0.1	-19.7
Unrealized Commodity Risk Management Contracts	6.7	-	-	-	6.7
Write-off of unsuccessful exploration efforts	-	-	-1.8	-	-1.8
Share based payments and other	1.0	-	-0.1	0.6	1.5
OPERATING PROFIT (LOSS)	58.6	-4.1	0.3	-4.7	50.0
Financial costs, net					-8.5
Foreign exchange charges, net					-1.7
PROFIT BEFORE INCOME TAX					39.8

1Q2017 (In millions of $)	Colombia	Chile	Brazil	Other(a)	Total
Adjusted EBITDA	38.1	0.3	3.8	-3.3	38.8
Depreciation	-8.6	-4.7	-2.3	-0.1	-15.7
Unrealized Commodity Risk Management Contracts	5.2	-	-	-	5.2
Write-off of unsuccessful exploration efforts	-	-	-	-	-
Share based payments and other	1.2	-0.1	-0.5	-0.8	-0.2
OPERATING PROFIT (LOSS)	35.9	-4.5	1.0	-4.2	28.1
Financial costs, net					-9.2
Foreign exchange charges, net					2.9
PROFIT BEFORE INCOME TAX					21.8

(a) Includes Argentina, Peru and Corporate.

11

CONFERENCE CALL INFORMATION

GeoPark will host its First Quarter 2018 Financial Results conference call and webcast on Tuesday, May 8, 2018, at 10:00 a.m. Eastern Daylight Time.

Chief Executive Officer, James F. Park, Chief Financial Officer, Andres Ocampo, Chief Operating Officer, Augusto Zubillaga and Shareholder Value Director, Stacy Steimel will discuss GeoPark's financial results for 1Q2018, with a question and answer session immediately following.

Interested parties may participate in the conference call by dialing the numbers provided below:

United States Participants: 866-547-1509

International Participants: +1 920-663-6208

Passcode: 9397328

Please allow extra time prior to the call to visit the website and download any streaming media software that might be required to listen to the webcast.

An archive of the webcast replay will be made available in the Investor Support section of the Company’s website at www.geo-park.com after the conclusion of the live call.

For further information, please contact: INVESTORS:
Stacy Steimel – Shareholder Value Director	ssteimel@geo-park.com
Santiago, Chile
T: +56 (2) 2242-9600

MEDIA:

Jared Levy – Sard Verbinnen & Co New York, USA T: +1 (212) 687-8080	jlevy@sardverb.com

Kelsey Markovich – Sard Verbinnen & Co New York, USA T: +1 (212) 687-8080	kmarkovich@sardverb.com

GeoPark can be visited online at www.geo-park.com.

12

GLOSSARY

Adjusted EBITDA

Adjusted EBITDA is defined as profit for the period before net finance costs, income tax, depreciation, amortization, certain non-cash items such as impairments and write-offs of unsuccessful efforts, accrual of share-based payments, unrealized results on commodity risk management contracts and other non-recurring events

Adjusted EBITDA per boe	Adjusted EBITDA divided by total boe deliveries
Operating netback per boe

Revenue, less production and operating costs (net of depreciation charges and accrual of stock options and stock awards) and selling expenses, divided by total boe deliveries. Operating netback is equivalent to Adjusted EBITDA net of cash expenses included in Administrative, Geological and Geophysical and Other operating costs

Bbl	Barrel
Boe	Barrels of oil equivalent
Boepd	Barrels of oil equivalent per day
Bopd	Barrels of oil per day
CEOP	Contrato Especial de Operacion Petrolera (Special Petroleum Operations Contract)
D&M	DeGolyer and MacNaughton
F&D costs LTM	Finding and development costs, calculated as capital expenditures divided by the applicable net reserves additions before changes in Future Development Capital Last Twelve Months
Mboe	Thousand barrels of oil equivalent
Mmbo	Million barrels of oil
Mmboe	Million barrels of oil equivalent
Mcfpd	Thousand cubic feet per day
Mmcfpd	Million cubic feet per day
Mm3/day	Thousand cubic meters per day
PRMS	Petroleum Resources Management System
SPE	Society of Petroleum Engineers
WI	Working interest
NPV10	Present value of estimated future oil and gas revenues, net of estimated direct expenses, discounted at an annual rate of 10%
Sqkm	Square kilometers

13

NOTICE

Additional information about GeoPark can be found in the “Investor Support” section on the website at www.geo-park.com.

Rounding amounts and percentages: Certain amounts and percentages included in this press release have been rounded for ease of presentation. Percentage figures included in this press release have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, certain percentage amounts in this press release may vary from those obtained by performing the same calculations using the figures in the financial statements. In addition, certain other amounts that appear in this press release may not sum due to rounding.

This press release contains certain oil and gas metrics, including information per share, operating netback, reserve life index, and others, which do not have standardized meanings or standard methods of calculation and therefore such measures may not be comparable to similar measures used by other companies. Such metrics have been included herein to provide readers with additional measures to evaluate the Company's performance; however, such measures are not reliable indicators of the future performance of the Company and future performance may not compare to the performance in previous periods.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This press release contains statements that constitute forward-looking statements. Many of the forward looking statements contained in this press release can be identified by the use of forward-looking words such as ‘‘anticipate,’’ ‘‘believe,’’ ‘‘could,’’ ‘‘expect,’’ ‘‘should,’’ ‘‘plan,’’ ‘‘intend,’’ ‘‘will,’’ ‘‘estimate’’ and ‘‘potential,’’ among others.

Forward-looking statements that appear in a number of places in this press release include, but are not limited to, statements regarding the intent, belief or current expectations, regarding various matters, including expected 2018 production growth and performance, operating netback per boe and capital expenditures plan. Forward-looking statements are based on management’s beliefs and assumptions, and on information currently available to the management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors.

Forward-looking statements speak only as of the date they are made, and the company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances, or to reflect the occurrence of unanticipated events. For a discussion of the risks facing the company which could affect whether these forward-looking statements are realized, see filings with the U.S. Securities and Exchange Commission.

Oil and gas production figures included in this release are stated before the effect of royalties paid in kind, consumption and losses. Annual production per day is obtained by dividing total production for 365 days.

Information about oil and gas reserves: The SEC permits oil and gas companies, in their filings with the SEC, to disclose only proven, probable and possible reserves that meet the SEC's definitions for such terms. GeoPark uses certain terms in this press release, such as "PRMS Reserves" that the SEC's guidelines do not permit GeoPark from including in filings with the SEC. As a result, the information in the company’s SEC filings with respect to reserves will differ significantly from the information in this press release.

NPV10 for PRMS 1P, 2P and 3P reserves is not a substitute for the standardized measure of discounted future net cash flows for SEC proved reserves.

The reserve estimates provided in this release are estimates only, and there is no guarantee that the estimated reserves will be recovered. Actual reserves may eventually prove to be greater than, or less than, the estimates provided herein. Statements relating to reserves are by their nature forward-looking statements.

Adjusted EBITDA: The company defines Adjusted EBITDA as profit for the period before net finance costs, income tax, depreciation, amortization and certain non-cash items such as impairments and write-offs of unsuccessful exploration and evaluation assets, accrual of stock options stock awards, unrealized results on commodity risk management contracts and other non-recurring events. Adjusted EBITDA is not a measure of profit or cash flows as determined by IFRS. The Company believes Adjusted EBITDA is useful because it

14

allows us to more effectively evaluate our operating performance and compare the results of our operations from period to period without regard to our financing methods or capital structure. The Company excludes the items listed above from profit for the period in arriving at Adjusted EBITDA because these amounts can vary substantially from company to company within our industry depending upon accounting methods and book values of assets, capital structures and the method by which the assets were acquired. Adjusted EBITDA should not be considered as an alternative to, or more meaningful than, profit for the period or cash flows from operating activities as determined in accordance with IFRS or as an indicator of our operating performance or liquidity. Certain items excluded from Adjusted EBITDA are significant components in understanding and assessing a company’s financial performance, such as a company’s cost of capital and tax structure and significant and/or recurring write-offs, as well as the historic costs of depreciable assets, none of which are components of Adjusted EBITDA. The company’s computation of Adjusted EBITDA may not be comparable to other similarly titled measures of other companies. For a reconciliation of Adjusted EBITDA to the IFRS financial measure of profit for the year or corresponding period, see the accompanying financial tables.

Operating netback per boe should not be considered as an alternative to, or more meaningful than, profit for the period or cash flows from operating activities as determined in accordance with IFRS or as an indicator of our operating performance or liquidity. Certain items excluded from Operating Netback per boe are significant components in understanding and assessing a company’s financial performance, such as a company’s cost of capital and tax structure and significant and/or recurring write-offs, as well as the historic costs of depreciable assets, none of which are components of Operating Netback per boe. The company’s computation of Operating Netback per boe may not be comparable to other similarly titled measures of other companies. For a reconciliation of Operating Netback per boe to the IFRS financial measure of profit for the year or corresponding period, see the accompanying financial tables.

15

GEOPARK LIMITED

Interim condensed consolidated

financial statements

and explanatory notes

For the three-months period ended 31 March 2017 and 2018

GEOPARK LIMITED

31 MARCH 2018

CONTENTS

Page

3	Condensed Consolidated Statement of Income
4	Condensed Consolidated Statement of Comprehensive Income
5	Condensed Consolidated Statement of Financial Position
6	Condensed Consolidated Statement of Changes in Equity
7	Condensed Consolidated Statement of Cash Flow
8	Explanatory Notes

GEOPARK LIMITED

31 MARCH 2018

CONDENSED CONSOLIDATED STATEMENT OF INCOME

Amounts in US$ ´000	Note	Three-months period ended 31 March 2018 (Unaudited)	Three-months period ended 31 March 2017 (Unaudited)
REVENUE	3	123,878	66,708
Commodity risk management contracts	4	(3,880)	5,387
Production and operating costs	5	(34,090)	(17,552)
Geological and geophysical expenses	6	(2,159)	(1,208)
Administrative expenses	7	(12,643)	(8,519)
Selling expenses	8	(350)	(448)
Depreciation		(19,663)	(15,716)
Write-off of unsuccessful exploration efforts	10	(1,832)	-
Other income (expenses)		788	(521)
OPERATING PROFIT		50,049	28,131
Financial expenses	9	(9,073)	(9,532)
Financial income	9	541	289
Foreign exchange (loss) gain	9	(1,668)	2,909
PROFIT BEFORE INCOME TAX		39,849	21,797
Income tax expense		(14,985)	(15,990)
PROFIT FOR THE PERIOD		24,864	5,807
Attributable to:
Owners of the Company		18,438	3,634
Non-controlling interest		6,426	2,173
Profits per share (in US$) for profit attributable to owners of the Company. Basic		0.30	0.06
Profits per share (in US$) for profit attributable to owners of the Company. Diluted		0.28	0.05

The above condensed consolidated statement of income should be read in conjunction with the accompanying notes.

GEOPARK LIMITED

31 MARCH 2018

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Amounts in US$ ´000	Three-months period ended 31 March 2018 (Unaudited)	Three-months period ended 31 March 2017 (Unaudited)
Profit for the period	24,864	5,807
Other comprehensive income
Items that may be subsequently reclassified to profit or loss:
Currency translation differences	(108)	532
Total comprehensive income for the period	24,756	6,339
Attributable to:
Owners of the Company	18,330	4,166
Non-controlling interest	6,426	2,173

The above condensed consolidated statement of comprehensive income should be read in conjunction with the accompanying notes.

GEOPARK LIMITED

31 MARCH 2018

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

Amounts in US$ ´000	Note	At 31 March 2018 (Unaudited)	Year ended 31 December 2017
ASSETS
NON CURRENT ASSETS
Property, plant and equipment	10	570,422	517,403
Prepaid taxes		3,018	3,823
Other financial assets		22,379	22,110
Deferred income tax asset		31,455	27,636
Prepayments and other receivables		488	235
TOTAL NON CURRENT ASSETS		627,762	571,207
CURRENT ASSETS
Inventories		9,714	5,738
Trade receivables		14,477	19,519
Prepayments and other receivables		6,751	7,518
Prepaid taxes		35,013	26,048
Other financial assets		5,868	21,378
Cash and cash equivalents		120,400	134,755
TOTAL CURRENT ASSETS		192,223	214,956
TOTAL ASSETS		819,985	786,163
EQUITY
Equity attributable to owners of the Company
Share capital	11	61	61
Share premium		239,290	239,191
Reserves		129,498	129,606
Accumulated losses		(264,841)	(283,933)
Attributable to owners of the Company		104,008	84,925
Non-controlling interest		44,959	41,915
TOTAL EQUITY		148,967	126,840
LIABILITIES
NON CURRENT LIABILITIES
Borrowings	12	418,718	418,540
Provisions and other long-term liabilities	13	51,394	46,284
Deferred income tax liability		1,497	2,286
Trade and other payables	14	25,921	25,921
TOTAL NON CURRENT LIABILITIES		497,530	493,031
CURRENT LIABILITIES
Borrowings	12	753	7,664
Derivative financial instrument liabilities	16	13,112	19,289
Current income tax liability		62,288	42,942
Trade and other payables	14	97,335	96,397
TOTAL CURRENT LIABILITIES		173,488	166,292
TOTAL LIABILITIES		671,018	659,323
TOTAL EQUITY AND LIABILITIES		819,985	786,163

The above condensed consolidated statement of financial position should be read in conjunction with the accompanying notes.

GEOPARK LIMITED

31 MARCH 2018

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Attributable to owners of the Company
Amount in US$ '000	Share Capital	Share Premium	Other Reserve	Translation Reserve	Accumulated Losses	Non - controlling Interest	Total
Equity at 1 January 2017	60	236,046	127,527	2,591	(260,459)	35,828	141,593
Comprehensive income:
Profit for the three-months period	-	-	-	-	3,634	2,173	5,807
Currency translation differences	-	-	-	532	-	-	532
Total comprehensive profit for the period ended 31 March 2017	-	-	-	532	3,634	2,173	6,339
Transactions with owners:
Share-based payment	-	432	-	-	534	43	1,009
Total transactions with owners for the period ended 31 March 2017	-	432	-	-	534	43	1,009
Balance at 31 March 2017 (Unaudited)	60	236,478	127,527	3,123	(256,291)	38,044	148,941

Balance at 31 December 2017	61	239,191	127,527	2,079	(283,933)	41,915	126,840
Comprehensive income:
Profit for the three-months period	-	-	-	-	18,438	6,426	24,864
Currency translation differences	-	-	-	(108)	-	-	(108)
Total comprehensive (loss) profit for the period ended 31 March 2018	-	-	-	(108)	18,438	6,426	24,756
Transactions with owners:
Share-based payment	-	100	-	-	653	27	780
Dividends distribution to Non-controlling interest	-	-	-	-	-	(3,409)	(3,409)
Total transactions with owners for the period ended 31 March 2018	-	100	-	-	653	(3,382)	(2,629)
Balance at 31 March 2018 (Unaudited)	61	239,291	127,527	1,971	(264,842)	44,959	148,967

The above condensed consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

GEOPARK LIMITED

31 MARCH 2018

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOW

Amounts in US$ ’000	Three-months period ended 31 March 2018 (Unaudited)	Three-months period ended 31 March 2017 (Unaudited)
Cash flows from operating activities
Profit for the period	24,864	5,807
Adjustments for:
Income tax expense	14,985	15,990
Depreciation	19,663	15,716
Loss on disposal of property, plant and equipment	-	423
Write-off of unsuccessful exploration efforts	1,832	-
Amortisation of other long-term liabilities	(99)	(125)
Accrual of borrowing interests	7,545	6,801
Unwinding of long-term liabilities	683	605
Accrual of share-based payment	780	1,009
Foreign exchange loss (gain)	1,668	(2,909)
Unrealized gain on commodity risk management contracts	(6,688)	(5,183)
Income tax paid	-	(433)
Change in working capital	(4,557)	7,513
Cash flows from operating activities – net	60,676	45,214
Cash flows from investing activities
Purchase of property, plant and equipment	(21,382)	(23,484)
Acquisition of business (Note 18)	(36,400)	-
Cash flows used in investing activities – net	(57,782)	(23,484)
Cash flows from financing activities
Principal paid	(19)	(11,253)
Interest paid	(13,813)	(12,559)
Dividends distribution to Non-controlling interest	(3,409)	-
Cash flows used in financing activities - net	(17,241)	(23,812)
Net decrease in cash and cash equivalents	(14,347)	(2,082)
Cash and cash equivalents at 1 January	134,755	73,563
Currency translation differences	(8)	(1,223)
Cash and cash equivalents at the end of the period	120,400	70,258
Ending Cash and cash equivalents are specified as follows:
Cash at bank and bank deposits	120,376	70,242
Cash in hand	24	16
Cash and cash equivalents	120,400	70,258

The above condensed consolidated statement of cash flow should be read in conjunction with the accompanying notes.

GEOPARK LIMITED

31 MARCH 2018

EXPLANATORY NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1

General information

GeoPark Limited (the “Company”) is a company incorporated under the law of Bermuda. The Registered Office address is Cumberland House, 9th Floor, 1 Victoria Street, Hamilton HM11, Bermuda.

The principal activity of the Company and its subsidiaries (the “Group” or “GeoPark”) is the exploration, development and production for oil and gas reserves in Colombia, Chile, Brazil, Argentina and Peru.

This condensed consolidated interim financial report was authorised for issue by the Board of Directors on 7 May 2018.

Basis of Preparation

The condensed consolidated interim financial report of GeoPark Limited is presented in accordance with IAS 34 “Interim Financial Reporting”. It does not include all of the information required for full annual financial statements, and should be read in conjunction with the annual financial statements as at and for the years ended 31 December 2016 and 2017, which have been prepared in accordance with IFRS.

The condensed consolidated interim financial report has been prepared in accordance with the accounting policies applied in the most recent annual financial statements, except for the changes explained in Note 15. For further information please refer to GeoPark Limited's consolidated financial statements for the year ended 31 December 2017.

Whenever necessary, certain comparative amounts have been reclassified to conform to changes in presentation in the current period.

Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual profit or loss.

The activities of the Group are not subject to significant seasonal changes.

Estimates

The preparation of interim financial information requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group’s accounting policies. Actual results may differ from these estimates.

In preparing these condensed consolidated interim financial statements, the significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements for the year ended 31 December 2017.

GEOPARK LIMITED

31 MARCH 2018

Note 1 (Continued)

Financial risk management

The Group’s activities expose it to a variety of financial risks: currency risk, price risk, credit risk- concentration, funding and liquidity risk, interest risk and capital risk. The condensed consolidated interim financial statements do not include all financial risk management information and disclosures required in the annual financial statements, and should be read in conjunction with the Group’s annual financial statements as at 31 December 2017.

There have been no changes in the risk management since year end or in any risk management policies.

Subsidiary undertakings

The following chart illustrates the main companies of the Group structure as of 31 March 2018 (a):

(a) LG International is not a subsidiary, it is Non-controlling interest.

There have been no changes in the Group structure since 31 December 2017.

GEOPARK LIMITED

31 MARCH 2018

Note 1 (Continued)

Subsidiary undertakings (Continued)

Details of the subsidiaries and joint operations of the Group are set out below:

	Name and registered office	Ownership interest
Subsidiaries	GeoPark Argentina Limited (Bermuda)	100%
	GeoPark Argentina Limited – Argentinean Branch (Argentina)	100% (a)
	GeoPark Latin America Limited (Bermuda)	100%
	GeoPark Latin America Limited – Agencia en Chile (Chile)	100% (a)
	GeoPark S.A. (Chile)	100% (a) (b)
	GeoPark Brazil Exploração y Produção de Petróleo e Gás Ltda. (Brazil)	100% (a)
	GeoPark Chile S.A. (Chile)	80% (a) (c)
	GeoPark Fell S.p.A. (Chile)	80% (a) (c)
	GeoPark Magallanes Limitada (Chile)	80% (a) (c)
	GeoPark TdF S.A. (Chile)	68.8% (a) (d)
	GeoPark Colombia S.A. (Chile)	100% (a) (b)
	GeoPark Colombia S.A.S. (Colombia)	80% (a) (c)
	GeoPark Latin America S.L.U. (Spain)	100% (a)
	GeoPark Colombia Coöperatie U.A. (The Netherlands)	80% (a) (c)
	GeoPark S.A.C. (Peru)	100% (a)
	GeoPark Perú S.A.C. (Peru)	100% (a)
	GeoPark Operadora del Perú S.A.C. (Peru)	100% (a)
	GeoPark Peru S.L.U. (Spain)	100% (a)
	GeoPark Brazil S.L.U. (Spain)	100% (a)
	GeoPark Colombia E&P S.A. (Panama)	100% (a) (b)
	GeoPark Colombia E&P Sucursal Colombia (Colombia)	100% (a) (b)
	GeoPark Mexico S.A.P.I. de C.V. (Mexico)	100% (b)
	Ogarrio E&P S.A.P.I. de C.V. (Mexico)	51% (a) (b)
	GeoPark (UK) Limited (United Kingdom)	100%
Joint operations	Tranquilo Block (Chile)	50% (e)
	Flamenco Block (Chile)	50% (e)
	Campanario Block (Chile)	50% (e)
	Isla Norte Block (Chile)	60% (e)
	Llanos 34 Block (Colombia)	45% (e)
	Llanos 32 Block (Colombia)	12.5%
	Puelen Block (Argentina)	18%
	Sierra del Nevado Block (Argentina)	18%
	CN-V Block (Argentina)	50% (e)
	Manati Field (Brazil)	10%
	POT-T-747 Block (Brazil)	70% (e)
	REC-T-128 Block (Brazil)	70% (e)

(a)	Indirectly owned.

(b)	Dormant companies.

(c)	LG International has 20% interest.

(d)	LG International has 20% interest through GeoPark Chile S.A. and a 14% direct interest, totaling 31.2%.

(e)	GeoPark is the operator.

GEOPARK LIMITED

31 MARCH 2018

Note 2

Segment Information

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Executive Committee. This committee is integrated by the CEO, COO, CFO and managers in charge of the Geoscience, Operations, Corporate Governance, Finance and People departments. This committee reviews the Group’s internal reporting in order to assess performance and allocate resources. Management has determined the operating segments based on these reports. The committee considers the business from a geographic perspective.

The Executive Committee assesses the performance of the operating segments based on a measure of Adjusted EBITDA. Adjusted EBITDA is defined as profit for the period before net finance cost, income tax, depreciation, amortization, certain non-cash items such as impairments and write-offs of unsuccessful exploration efforts, accrual of share-based payment, unrealized result on commodity risk management contracts and other non recurring events. Operating Netback is equivalent to Adjusted EBITDA before cash expenses included in Administrative, Geological and Geophysical and Other operating expenses. Other information provided to the Executive Committee is measured in a manner consistent with that in the financial statements.

Three-months period ended 31 March 2018

Amounts in US$ '000	Total	Colombia	Chile	Brazil	Argentina	Peru	Corporate
Revenue	123,878	106,761	9,036	7,949	132	-	-
Sale of crude oil	111,035	106,455	4,247	277	56	-	-
Sale of gas	12,843	306	4,789	7,672	76	-	-
Production and operating costs	(34,090)	(25,369)	(5,754)	(2,333)	(634)	-	-
Royalties	(14,093)	(12,899)	(359)	(715)	(120)	-	-
Transportation costs	(779)	(425)	(327)	-	(27)	-	-
Share-based payment	(84)	(41)	(36)	(1)	(6)	-	-
Other operating costs	(19,134)	(12,004)	(5,032)	(1,617)	(481)	-	-
Depreciation	(19,663)	(10,965)	(5,837)	(2,752)	(57)	(46)	(6)
Operating profit / (loss)	50,049	58,624	(4,116)	264	(279)	(1,138)	(3,306)
Operating netback	78,954	70,682	3,188	5,617	(533)	-	-
Adjusted EBITDA	63,320	61,871	1,685	4,970	(1,183)	(1,431)	(2,592)

GEOPARK LIMITED

31 MARCH 2018

Note 2 (Continued)

Segment Information (Continued)

Three-months period ended 31 March 2017

Amounts in US$ '000	Total	Colombia	Chile	Brazil	Argentina	Peru	Corporate
Revenue	66,708	54,441	4,863	7,404	-	-	-
Sale of crude oil	54,513	54,287	23	203	-	-	-
Sale of gas	12,195	154	4,840	7,201	-	-	-
Production and operating costs	(17,552)	(11,924)	(2,808)	(2,820)	-	-	-
Royalties	(4,718)	(3,933)	(151)	(634)	-	-	-
Transportation costs	(538)	(279)	(259)	-	-	-	-
Share-based payment	(112)	(60)	(43)	(9)	-	-	-
Other operating costs	(12,184)	(7,652)	(2,355)	(2,177)	-	-	-
Depreciation	(15,716)	(8,650)	(4,688)	(2,305)	(32)	(31)	(10)
Operating profit / (loss)	28,131	35,865	(4,523)	979	(489)	(914)	(2,787)
Operating netback	49,021	42,690	1,898	4,594	(161)	-	-
Adjusted EBITDA	38,844	38,087	288	3,753	(351)	(833)	(2,100)

Total Assets	Total	Colombia	Chile	Brazil	Argentina	Peru	Corporate
31 March 2018	819,985	324,903	296,865	86,619	76,497	24,796	10,305
31 December 2017	786,163	288,429	301,931	91,604	30,924	22,099	51,176

A reconciliation of total Operating netback to total profit before income tax is provided as follows:

	Three-months period ended 31 March 2018	Three-months period ended 31 March 2017
Operating netback	78,954	49,021
Geological and geophysical expenses	(3,638)	(2,429)
Administrative expenses	(11,996)	(7,748)
Adjusted EBITDA for reportable segments	63,320	38,844
Unrealized gain on commodity risk management contracts	6,688	5,183
Depreciation (a)	(19,663)	(15,716)
Write-off of unsuccessful exploration efforts	(1,832)	-
Share-based payment	(780)	(1,009)
Others (b)	2,316	829
Operating profit	50,049	28,131
Financial expenses	(9,073)	(9,532)
Financial income	541	289
Foreign exchange (loss) gain	(1,668)	2,909
Profit before tax	39,849	21,797

(a)	Net of capitalised costs for oil stock included in Inventories. Depreciation includes US$ 517,000 (US$ 829,000 in 2017) generated by assets not related to production activities.

(b)	Includes allocation to capitalised projects.

GEOPARK LIMITED

31 MARCH 2018

Note 2 (Continued)

Segment Information (Continued)

The following table presents a reconciliation of Adjusted EBITDA to operating profit (loss) for the three-month periods ended 31 March 2018 and 2017:

	Three-months period ended 31 March 2018
	Colombia	Chile	Brazil	Other (a)	Total
Adjusted EBITDA for reportable segments	61,871	1,685	4,970	(5,206)	63,320
Depreciation	(10,965)	(5,837)	(2,752)	(109)	(19,663)
Unrealized gain on commodity risk management contracts	6,688	-	-	-	6,688
Write-off of unsuccessful exploration efforts	-	-	(1,832)	-	(1,832)
Share-based payment	(76)	(63)	(10)	(631)	(780)
Others	1,106	99	(112)	1,223	2,316
Operating profit / (loss)	58,624	(4,116)	264	(4,723)	50,049

	Three-months period ended 31 March 2017
	Colombia	Chile	Brazil	Other (a)	Total
Adjusted EBITDA for reportable segments	38,087	288	3,753	(3,284)	38,844
Depreciation	(8,650)	(4,688)	(2,305)	(73)	(15,716)
Unrealized gain on commodity risk management contracts	5,183	-	-	-	5,183
Share-based payment	(129)	(89)	(46)	(745)	(1,009)
Others	1,374	(34)	(423)	(88)	829
Operating profit / (loss)	35,865	(4,523)	979	(4,190)	28,131

(a) Includes Argentina, Peru and Corporate.

Note 3

Revenue

Amounts in US$ '000	Three-months period ended 31 March 2018	Three-months period ended 31 March 2017

Sale of crude oil	111,035	54,513
Sale of gas	12,843	12,195
	123,878	66,708

GEOPARK LIMITED

31 MARCH 2018

Note 4

Commodity risk management contracts

The Group entered into derivative financial instruments to manage its exposure to oil price risk. These derivatives are zero-premium collars or zero-premium 3 ways (put spread plus call), and were placed with major financial institutions and commodity traders. The Group entered into the derivatives under ISDA Master Agreements and Credit Support Annexes, which provide credit lines for collateral posting thus alleviating possible liquidity needs under the instruments and protect the Group from potential non-performance risk by its counterparties. The Group’s derivatives are accounted for as non-hedge derivatives as of 31 March 2018 and therefore all changes in the fair values of its derivative contracts are recognized as gains or losses in the results of the periods in which they occur.

The following table presents the Group’s derivative contracts in force as of 31 March 2018:

Period	Reference	Type	Volume bbl/d	Price US$/bbl

1 January 2018 - 30 June 2018	ICE BRENT	Zero Premium Collar	2,000	52.00 Put 60.00 Call
1 January 2018 - 30 June 2018	ICE BRENT	Zero Premium Collar	1,000	52.00 Put 58.40 Call
1 April 2018 - 30 June 2018	ICE BRENT	Zero Premium Collar	2,000	52.00 Put 58.25 Call
1 January 2018 - 30 June 2018	ICE BRENT	Zero Premium 3 Way	1,000	42.00-52.00 Put 59.55 Call
1 January 2018 - 30 June 2018	ICE BRENT	Zero Premium 3 Way	1,000	42.00-52.00 Put 59.50 Call
1 April 2018 - 30 June 2018	ICE BRENT	Zero Premium 3 Way	1,000	42.00-52.00 Put 59.60 Call
1 January 2018 - 30 June 2018	ICE BRENT	Zero Premium 3 Way	2,000	43.00-53.00 Put 64.55 Call
1 July 2018 - 30 September 2018	ICE BRENT	Zero Premium 3 Way	5,000	43.00-53.00 Put 69.00 Call
1 April 2018 - 31 December 2018	ICE BRENT	Zero Premium 3 Way	3,000	45.00-55.00 Put 77.15 Call
1 April 2018 - 31 December 2018	ICE BRENT	Zero Premium 3 Way	1,000	45.00-55.00 Put 77.50 Call

The table below summarizes the (loss) / gain on the commodity risk management contracts:

	Three-months period ended 31 March 2018	Three-months period ended 31 March 2017
Realized (loss) gain on commodity risk management contracts	(10,568)	204
Unrealized gain on commodity risk management contracts	6,688	5,183
Total	(3,880)	5,387

GEOPARK LIMITED

31 MARCH 2018

Note 5

Production and operating costs

Amounts in US$ '000	Three-months period ended 31 March 2018	Three-months period ended 31 March 2017
Staff costs	4,658	3,360
Share-based payment	84	112
Royalties	14,093	4,718
Well and facilities maintenance	3,186	2,661
Consumables	3,696	2,601
Equipment rental	1,941	1,079
Transportation costs	779	538
Gas plant costs	1,502	1,538
Safety and insurance costs	862	555
Field camp	780	539
Non operated blocks costs	326	281
Crude oil stock variation	(351)	(1,946)
Other costs	2,534	1,516
	34,090	17,552

Note 6

Geological and geophysical expenses

Amounts in US$ '000	Three-months period ended 31 March 2018	Three-months period ended 31 March 2017
Staff costs	2,999	2,041
Share-based payment	49	126
Other services	639	388
Allocation to capitalised project	(1,528)	(1,347)
	2,159	1,208

Note 7

Administrative expenses

Amounts in US$ '000	Three-months period ended 31 March 2018	Three-months period ended 31 March 2017
Staff costs	6,309	5,348
Share-based payment	647	771
Consultant fees	1,482	851
Travel expenses	1,255	486
Director fees and allowance	632	646
Communication and IT costs	472	422
Allocation to joint operations	(1,950)	(1,936)
Other administrative expenses	3,796	1,931
	12,643	8,519

GEOPARK LIMITED

31 MARCH 2018

Note 8

Selling expenses

Amounts in US$ '000	Three-months period ended 31 March 2018	Three-months period ended 31 March 2017
Transportation	320	254
Selling taxes and other	30	194
	350	448

Note 9

Financial results

Amounts in US$ '000	Three-months period ended 31 March 2018	Three-months period ended 31 March 2017
Financial expenses
Bank charges and other financial costs	(830)	(978)
Interest and amortisation of debt issue costs	(7,120)	(7,316)
Interest with related parties	(447)	(713)
Unwinding of long-term liabilities	(683)	(605)
Less: amounts capitalised on qualifying assets	7	80
	(9,073)	(9,532)
Financial income
Interest received	541	289
	541	289
Foreign exchange gains and losses
Foreign exchange (loss) gain	(1,668)	2,909
	(1,668)	2,909
Total financial results	(10,200)	(6,334)

GEOPARK LIMITED

31 MARCH 2018

Note 10

Property, plant and equipment

Amounts in US$'000	Oil & gas properties	Furniture, equipment and vehicles	Production facilities and machinery	Buildings and improvements	Construction in progress	Exploration and evaluation assets	TOTAL
Cost at 1 January 2017	692,241	14,357	132,413	10,553	32,926	61,773	944,263
Additions	(209) (a)	169	-	-	11,711	11,604	23,275
Disposals	-	(24)	-	-	-	(399)	(423)
Transfers	9,876	-	10,144	-	(13,887)	(6,133)	-
Currency translation differences	4,316	(175)	434	6	70	169	4,820
Cost at 31 March 2017	706,224	14,327	142,991	10,559	30,820	67,014	971,935

Cost at 1 January 2018	776,504	15,398	157,396	10,361	37,990	64,368	1,062,017
Additions	20	300	-	-	13,539	7,543	21,402
Acquisitions	51,888	266	1,218	134	-	-	53,506
Write-off of unsuccessful exploration efforts	-	-	-	-	-	(1,832) (b)	(1,832)
Transfers	10,590	(4)	2,821	585	(8,727)	(5,265)	-
Currency translation differences	(525)	(7)	(80)	(1)	(16)	(27)	(656)
Cost at 31 March 2018	838,477	15,953	161,355	11,079	42,786	64,787	1,134,437

Depreciation and write-down at 1 January 2017	(384,739)	(10,049)	(71,698)	(4,131)	-	-	(470,617)
Depreciation	(14,148)	(588)	(2,902)	(241)	-	-	(17,879)
Currency translation differences	(2,907)	(19)	(146)	(4)	-	-	(3,076)
Depreciation and write-down at 31 March 2017	(401,794)	(10,656)	(74,746)	(4,376)	-	-	(491,572)

Depreciation and write-down at 1 January 2018	(441,534)	(11,916)	(86,232)	(4,932)	-	-	(544,614)
Depreciation	(15,214)	(338)	(4,062)	(179)	-	-	(19,793)
Currency translation differences	317	2	71	2	-	-	392
Depreciation and write-down at 31 March 2018	(456,431)	(12,252)	(90,223)	(5,109)	-	-	(564,015)

Carrying amount at 31 March 2017	304,430	3,671	68,245	6,183	30,820	67,014	480,363
Carrying amount at 31 March 2018	382,046	3,701	71,132	5,970	42,786	64,787	570,422

(a)	Corresponds mainly to the effect of restimation of assets retirement obligations in Colombia.

(b)	Corresponds to two unsuccessful exploratory wells drilled in Brazil (POT-T-747 and POT-T-619 Blocks).

GEOPARK LIMITED

31 MARCH 2018

Note 11

Share capital

Issued share capital	At 31 March 2018	Year ended 31 December 2017
Common stock (US$ ´000)	61	61
The share capital is distributed as follows:
Common shares, of nominal US$ 0.001	60,606,787	60,596,219
Total common shares in issue	60,606,787	60,596,219

Authorised share capital
US$ per share	0.001	0.001

Number of common shares (US$ 0.001 each)	5,171,949,000	5,171,949,000
Amount in US$	5,171,949	5,171,949

GeoPark’s share capital only consists of common shares. The authorized share capital consists of 5,171,949,000 common shares of par value US$ 0.001 per share. All of the Company issued and outstanding common shares are fully paid and nonassessable. The Company also has an employee incentive program, pursuant to which it has granted share awards to its senior management and certain key employees (see Notes 26 and 30 to the audited Consolidated Financial Statements as of 31 December 2017).

Note 12

Borrowings

The outstanding amounts are as follows:

Amounts in US$ '000	At 31 March 2018	Year ended 31 December 2017
2024 Notes (a)	419,408	426,124
Banco de Crédito e Inversiones (b)	63	80
	419,471	426,204

Classified as follows:

Current	753	7,664
Non-Current	418,718	418,540

GEOPARK LIMITED

31 MARCH 2018

Note 12 (Continued)

Borrowings (Continued)

(a) During September 2017, the Company successfully placed US$ 425,000,000 notes which were offered to qualified institutional buyers in accordance with Rule 144A under the United States Securities Act, and outside the United States to non-U.S. persons in accordance with Regulation S under the United States Securities Act.

The Notes carry a coupon of 6.50% per annum. Final maturity of the notes will be 21 September 2024. The Notes are secured with a pledge of all of the equity interests of the Company, directly or indirectly, in GeoPark Colombia Coöperatie U.A. and GeoPark Chile S.A.. The debt issuance cost for this transaction amounted to US$ 6,683,000 (debt issuance effective rate: 6.90%). The indenture governing the Notes due 2024 includes incurrence test covenants that provides among other things, that, during the first two years from the issuance date, the Net Debt to Adjusted EBITDA ratio should not exceed 3.5 times and the Adjusted EBITDA to Interest ratio should exceed 2 times. Failure to comply with the incurrence test covenants does not trigger an event of default. However, this situation may limit the Company’s capacity to incur additional indebtedness, as specified in the indenture governing the Notes. Incurrence covenants as opposed to maintenance covenants must be tested by the Company before incurring additional debt or performing certain corporate actions including but not limited to dividend payments, restricted payments and others. As of the date of these interim condensed consolidated financial statements, the Company is in compliance of all the indenture’s provisions and covenants.

(b) During February 2016, GeoPark executed a loan agreement with Banco de Crédito e Inversiones for US$ 186,000 to finance the acquisition of vehicles for the Chilean operation. The interest rate applicable to this loan is 4.14% per annum. The interest and the principal are paid on a monthly basis, with final maturity on February 2019.

As of the date of these interim condensed consolidated financial statements, the Group has available credit lines for over US$ 58,800,000.

Note 13

Provisions and other long-term liabilities

The outstanding amounts are as follows:

Amounts in US$ '000	At 31 March 2018	Year ended 31 December 2017
Assets retirement obligation	43,265	38,075
Deferred income	1,353	1,452
Other	6,776	6,757
	51,394	46,284

GEOPARK LIMITED

31 MARCH 2018

Note 14

Trade and other payables

The outstanding amounts are as follows:

Amounts in US$ '000	At 31 March 2018	Year ended 31 December 2017
Trade payables	54,378	52,557
Payables to related parties (a)	31,623	31,184
Customer advance payments (b)	7,500	10,000
Taxes and other debts to be paid	3,171	4,191
Staff costs to be paid	11,439	9,143
V.A.T.	942	1,118
To be paid to co-venturers	11,823	10,015
Royalties to be paid	2,380	4,110
	123,256	122,318

Classified as follows:

Current	97,335	96,397
Non-Current	25,921	25,921

(a)	The outstanding amount corresponds to advanced cash call payments granted by LGI to GeoPark Chile S.A. for financing Chilean operations in TdF’s blocks. The expected maturity of these balances is July 2020 and the applicable interest rate is 6.9% per annum.

(b)	In December 2015, the Colombian subsidiary entered into a prepayment agreement with Trafigura under which GeoPark sells and deliver a portion of its Colombian crude oil production. Funds committed were available upon request until September 2017 and will be repaid by the Group on a monthly basis through future oil deliveries until December 2018.

Note 15

Changes in accounting policies

This note explains the impact of the adoption of IFRS 9 Financial Instruments and IFRS 15 Revenue form Contracts with Customers on the Group’s Consolidated Financial Statements and also discloses the new accounting policies that have been applied from 1 January 2018, where they are different to those applied in prior periods.

(a)	IFRS 9 Financial Instruments

IFRS 9 replaces the provisions of IAS 39 related to the recognition, classification and measurement of financial assets and financial liabilities, derecognition of financial instruments, impairment of financial assets and hedge accounting.

The adoption of IFRS 9 from 1 January 2018 resulted in changes in accounting policies but no adjustments to the amounts recognised in the Consolidated Financial Statements.

GEOPARK LIMITED

31 MARCH 2018

Note 15 (Continued)

Changes in accounting policies (Continued)

From 1 January 2018, the Group applies the following accounting policy in relation to its financial assets.

Financial assets are divided into the following categories: amortised cost; financial assets at fair value through profit or loss and fair value through other comprehensive income. The classification depends on the Group’s business model for managing the financial assets and the contractual terms of the cash flows. The Group reclassifies debt investments when and only when its business model for managing those assets changes.

All financial assets not at fair value through profit or loss are initially recognised at fair value, plus transaction costs. Transaction costs of financial assets carried at fair value through profit or loss, if any, are expensed to profit or loss.

Derecognition of financial assets occurs when the rights to receive cash flows from the investments expire or are transferred and substantially all of the risks and rewards of ownership have been transferred. An assessment for impairment is undertaken at each balance sheet date.

Interest and other cash flows resulting from holding financial assets are recognised in the Consolidated Statement of Income when receivable, regardless of how the related carrying amount of financial assets is measured.

Amortised cost are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities greater than twelve months after the balance sheet date. These are classified as non-current assets. These financial assets comprise trade receivables, prepayments and other receivables and cash and cash equivalents in the Consolidated Statement of Financial Position. They arise when the Group provides money, goods or services directly to a debtor with no intention of trading the receivables. These financial assets are subsequently measured at amortised cost using the effective interest method, less provision for impairment, if applicable. Any change in their value through impairment or reversal of impairment is recognised in the Consolidated Statement of Income. All of the Group’s financial assets are classified as amortised cost.

The Group assesses on a forward looking basis the expected credit losses associated with its debt instruments. The impairment methodology applied depends on whether there has been a significant increase in credit risk. For trade receivables, the Group applies the simplified approach permitted by IFRS 9, which requires expected lifetime losses to be recognised from initial recognition of the receivables.

(b)	IFRS 15 Revenue from Contracts with Customers

The Group has adopted IFRS 15 from 1 January 2018, which resulted in no changes in accounting policies or adjustments to the amounts recognised in the consolidated financial statements.

GEOPARK LIMITED

31 MARCH 2018

Note 16

Fair value measurement of financial instruments

Accounting policies for financial instruments have been applied to classify as either: amortised cost, fair value through other comprehensive income, or fair value through profit and loss. For financial instruments that are measured in the statement of financial position at fair value, IFRS 13 requires a disclosure of fair value measurements by level according to the following fair value measurement hierarchy:

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices).

Level 3 - Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

This note provides an update on the judgements and estimates made by the Group in determining the fair values of the financial instruments since the last annual financial report.

(a) Fair value hierarchy

The following table presents the Group’s financial assets and financial liabilities measured and recognised at fair value at 31 March 2018 and 31 December 2017 on a recurring basis:

Amounts in US$ '000	Level 2	At 31 March 2018
Liabilities
Derivative financial instrument liabilities
Commodity risk management contracts	13,112	13,112
Total Liabilities	13,112	13,112

Amounts in US$ '000	Level 2	Year ended 31 December 2017
Liabilities
Derivative financial instrument liabilities
Commodity risk management contracts	19,289	19,289
Total Liabilities	19,289	19,289

There were no transfers between Level 2 and 3 during the period.

The Group did not measure any financial assets or financial liabilities at fair value on a non-recurring basis as at 31 March 2018.

GEOPARK LIMITED

31 MARCH 2018

Note 16 (Continued)

Fair value measurement of financial instruments (Continued)

(b) Valuation techniques used to determine fair values

Specific valuation techniques used to value financial instruments include:

•	The use of quoted market prices or dealer quotes for similar instruments.

•	The market-to-market fair value of the Group's outstanding derivative instruments is based on independently provided market rates and determined using standard valuation techniques, including the impact of counterparty credit risk and are within level 2 of the fair value hierarchy.

•	The fair value of the remaining financial instruments is determined using discounted cash flow analysis. All of the resulting fair value estimates are included in level 2.

(c) Fair values of other financial instruments (unrecognised)

The Group also has a number of financial instruments which are not measured at fair value in the balance sheet. For the majority of these instruments, the fair values are not materially different to their carrying amounts, since the interest receivable/payable is either close to current market rates or the instruments are short-term in nature.

Borrowings are comprised primarily of fixed rate debt and variable rate debt with a short term portion where interest has already been fixed. They are classified under other financial liabilities and measured at their amortized cost. The Group estimates that the fair value of its main financial liabilities is approximately 99.9 % of its carrying amount including interests accrued as of 31 March 2018. Fair values were calculated using discounted cash flow analysis.

Note 17

Capital commitments

Capital commitments are detailed in Note 32 (b) to the audited Consolidated Financial Statements as of 31 December 2017. The following updates have taken place during the three-month period ended 31 March 2018:

Brazil

The Brazilian National Agency of Petroleum, Natural Gas and Biofuels (“ANP”) extended the first exploratory period to fulfill our commitments in the SEAL-T-268 y REC-T-94 Blocks until 7 February 2020. The remaining commitments in the blocks amounts to US$ 160,000 and US$ 970,000, respectively.

GeoPark was awarded one exploratory block, POT-T-785, in the Potiguar Basin. The assumed commitment is equivalent to acquiring 3D Seismic and performing geochemical analysis for a total amount of approximately US$ 400,000, during the first exploratory period ending 29 January 2023.

As of the date of these interim condensed consolidated financial statements, the Group has already fulfilled its commitments in the POT-T-619 Block.

GEOPARK LIMITED

31 MARCH 2018

Note 18

Business transactions

On 27 March 2018, GeoPark acquired a 100% working interest and operatorship of the Aguada Baguales, El Porvenir and Puesto Touquet blocks, which are located in the Neuquen Basin, for a total consideration of US$ 52,000,000, to be adjusted for working capital.

In accordance with the acquisition method of accounting, the acquisition cost was allocated to the underlying assets acquired and liabilities assumed based primarily upon their estimated fair values at the date of acquisition. An income approach (being the net present value of expected future cash flows) was adopted to determine the fair values of the mineral interest. Estimates of expected future cash flows reflect estimates of projected future revenues, production costs and capital expenditures based on our business model. The excess of acquisition cost, if any, over the net identifiable assets acquired represents goodwill.

The purchase price allocation performed is preliminary, since the valuation process is ongoing. This process will be completed during 2018.

The following table summarises the combined consideration paid for the acquired blocks, the preliminary allocation of fair value of the assets acquired and liabilities assumed for these transactions:

Amounts in US$ '000	Total
Cash (a)	52,000
Total consideration	52,000
Property, plant and equipment (including mineral interest)	53,506
Inventories	3,794
Provision for other long-term liabilities	(5,300)
Total identifiable net assets	52,000

(a)	On December 2017, GeoPark granted a security deposit of US$ 15,600,000. On March 2018, the Group completed the total consideration with an additional payment of US$ 36,400,000. As of the date of issuance of these interim condensed consolidated financial statements, the determination of the adjustment for working capital is in process. The preliminary calculation of this adjustment is around US$ 3,000,000 to be collected by GeoPark.

As a consequence of this transaction, the Group considers that there is sufficient evidence of future taxable profits to offset tax losses and recognise a deferred tax asset for US$ 1,346,000 in respect of tax losses from previous years which can be utilised against future taxable profit.